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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                  REXEL, INC.
                           (NAME OF SUBJECT COMPANY)

                                  REXEL, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  761680 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JON O. FULLERTON, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                  REXEL, INC.
                              150 ALHAMBRA CIRCLE
                          CORAL GABLES, FLORIDA 33134
                                 (305) 446-8000

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                WITH A COPY TO:

                             PAUL T. SCHNELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897
                                 (212) 735-3000


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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Rexel, Inc., a New York corporation (the "Company"), and the address of the principal executive offices of the Company is 150 Alhambra Circle, Suite 900, Coral Gables, Florida 33134. The title of the class of equity securities to which this statement (this "Statement") relates is the common stock, par value $1.00 per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This statement relates to the tender offer by International Technical Distributors, Inc., a New York corporation ("Purchaser") and a direct, wholly-owned subsidiary of Rexel S.A., a French societe anonyme ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1997 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, not already owned by Purchaser and Parent, at a price of $22.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 17, 1997 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger, each Share then outstanding (other than Shares owned directly or indirectly by Parent or held in the treasury of the Company, all of which will be canceled, and other than Shares held by shareholders who perfect appraisal rights under New York law) will be converted into the right to receive $22.50 in cash or any higher price per Share paid in the Offer. A copy of the Merger Agreement is filed herewith as Exhibit (c)(1) and is incorporated herein by reference.

  The information set forth under the captions "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer", "SPECIAL FACTORS--Purpose and Structure of the Offer; Reasons of Parent and Purchaser for the Offer and the Merger", "THE TENDER OFFER--Section 1. Terms of the Offer" and "THE TENDER OFFER--Section 8. Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

  Concurrently with the filing of this Statement, Parent and Purchaser are jointly filing with the Securities and Exchange Commission a Transaction Statement on Schedule 13E-3, dated October 23, 1997.

  As set forth in the Schedule 14D-1, the principal executive offices of Purchaser are located at 301 46th Court, Meridian, Mississippi 39305 and the principal executive offices of Parent are located at 25 rue de Clichy, 75009 Paris, France.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) The information contained under the captions "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer", "SPECIAL FACTORS--The Merger Agreement" and "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference. Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Purchaser, its executive officers, directors or affiliates, is either incorporated herein by reference as a result of the previous sentence, disclosed under the captions "Security Ownership of Certain Beneficial Owners", "Security Ownership of Management", "ELECTION OF DIRECTORS", "Compensation of Outside Directors",

"EXECUTIVE COMPENSATION", "Employment Contracts", "Change of Control Provisions", "Board Compensation Committee Report on Executive Compensation" and "CERTAIN TRANSACTIONS" at pages 2 through 16 of the Company's Proxy Statement, dated April 18, 1997, for its 1997 Annual Meeting of Shareholders (the "Proxy Statement"), a copy of which is filed herewith as Exhibit (c)(2) and is incorporated herein by reference, or set forth below. All information contained in this Statement or incorporated herein by reference concerning Parent, Purchaser or their respective officers, directors, representatives of affiliates, or actions or events with respect to any of them, was provided by Parent or Purchaser, respectively, and the Company takes no responsibility for such information.

  Indemnification Agreements. The Company entered into an indemnification agreement, dated October 8, 1997 (the "Indemnification Agreement"), with each of the members of the Special Committee (as defined below), pursuant to which the Company has agreed to indemnify each such person in connection with his service on the Special Committee to the fullest extent permitted by applicable law. A copy of the Indemnification Agreement is filed as Exhibit (c)(3) hereto and is incorporated herein by reference.

  The Company enters into individual indemnification agreements with its directors and officers which provide that the Company shall indemnify each such person to the full extent permitted by New York law. The indemnification agreements specify procedures for determining entitlement to indemnification and advancement of expenses, provide for the creation of a trust fund to assure payment of indemnity amounts in the event of a Potential Change in Control (as defined therein), confirm that contractual indemnity rights shall survive charter or By-Law changes or termination of services and contain various other provisions designed to clarify the rights of directors and officers to indemnity. A copy of the form of such indemnification agreements is filed as Exhibit (c)(4) hereto and is incorporated herein by reference.

  Indemnification of Directors and Officers. The Company is a New York corporation. Pursuant to Section 722 of the NYBCL, a corporation incorporated under the laws of the State of New York is permitted to indemnify its current and former directors and officers under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities, if such persons acted in good faith for a purpose which they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

  Pursuant to Article NINTH of the Company's Restated Certificate of Incorporation ("Certificate of Incorporation") and New York law, no director will be personally liable to the Company or any shareholder for damages for any breach of duty in such capacity, except if a judgment or other final adjudication adverse to the director establishes that (i) the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) the director personally gained in fact a financial profit or other advantage to which he was not legally entitled or (iii) the director's acts violated Section 719 of the New York Business Corporation Law ("NYBCL"). The Company's Certificate of Incorporation further provides that if the NYBCL is amended after approval by the stockholders of Article NINTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors of the Company will be eliminated or limited to the fullest extent permitted by the NYBCL, as so amended. In addition, the Company's Certificate of Incorporation provides that neither the amendment nor repeal of Article NINTH, nor the adoption of any provision of the Company's Certificate of Incorporation or By-Laws or of any statute inconsistent with Article NINTH, may eliminate or reduce the effect of Article NINTH in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of such inconsistent provision. Article NINTH of the Company's Certificate of Incorporation is filed herewith as Exhibit (c)(5) and is incorporated herein by reference.

  Based upon Article IX of the Company's By-Laws, any person made, or threatened to be made, a party to an action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate then is or was a director or officer of the Company, or then serves or has served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the Company, will be indemnified by the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement to the full extent permitted by the laws of the State of New York. This provision of the Company's

By-Laws, to the full extent so permitted, applies to actions by or in the right of the Company and requires the Company to pay expenses in advance of final disposition. In addition, Article IX of the Company's By-Laws provides that its adoption will not adversely affect any right to indemnification which any person may have had under the Company's By-Laws as in effect prior to its adoption or apart from the provisions of the Company's By-Laws as then, thereafter or formerly in effect. Other rights to indemnification or advancement of expenses may also be provided by (i) a resolution of stockholders, (ii) a resolution of directors or (iii) an agreement providing for such indemnification. In addition, the Company's By-Laws empower the Board of Directors of the Company in its discretion, to provide indemnity on such terms and to such extent as it may fix, to employees and other persons to whom the provisions of Article IX do not relate. Article IX of the Company's By-Laws is filed herewith as Exhibit (c)(6) and is incorporated herein by reference.

  The Company has a contract for insurance coverage under which the Company's directors and officers (as well as the Company) are indemnified under certain circumstances with respect to litigation and other costs and liabilities arising out of actual or alleged misconduct of such directors and officers.

  The Merger Agreement contains certain provisions regarding the indemnification and insurance of directors described under the heading "SPECIAL FACTORS--The Merger Agreement--Agreements of Parent, Purchaser and the Company" of the Offer to Purchase.

  Employment Agreements. Mr. Guinchard has reached an agreement with Rexel S.A. concerning the terms of his employment by the Company, although such agreement has not been finalized. Under the terms of the proposed agreement, Mr. Guinchard would be employed by the Company for a minimum of three (3) years beginning April 12, 1997 with a base salary of $280,000 per year. In addition to his base salary, he would be entitled to a bonus of up to 70% of his base salary based upon performance criteria which are established each year by the Company's Executive Compensation Committee, and for calendar year 1997 he is guaranteed a minimum bonus of $110,000. Mr. Guinchard is also furnished with living quarters, educational costs for two of his children, a car and round trip tickets once a year for his immediate family living in the U.S. to return to France and round trip tickets twice per year for members of his immediate family who live in France to visit him in the United States. The Company also paid for Mr. Guinchard's move from Paris, France to Coral Gables, Florida and provided him with a non-accountable expense allowance of $10,000.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Company Board

  On October 17, 1997, the Board of Directors of the Company by unanimous vote of all directors present and voting, based upon, among other things, the unanimous recommendation and approval of the Special Committee, determined that each of the Offer and the Merger is fair to and in the best interests of the Company's shareholders (other than Parent and Purchaser), approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.

  A letter to the Company's shareholders communicating the recommendation of the Board of Directors of the Company and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(3) and
(a)(11), respectively, and are incorporated herein by reference.

  (b) Background; Reasons for the Company Board's Recommendation

  The reasons for the recommendation stated in paragraph (a) of this Item 4 are set forth in the captions "INTRODUCTION", "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and Merger" of the Offer to Purchase and are incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information contained under the captions "SPECIAL FACTORS--Background of the Offer", "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and Merger--WP&Co. Engagement Agreement" and "SPECIAL FACTORS-- Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) The information contained under the caption "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference. Except as incorporated as a result of the previous sentence, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company (other than Parent and Purchaser) currently intends to tender to Purchaser pursuant to the Offer all Shares over which he or she has sole dispositive power.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9 or in the Offer to Purchase, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth in this Schedule 14D-9 or in the Offer to Purchase, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference, including without limitation the information contained under the captions "SPECIAL FACTORS-- Background of the Offer" and "THE TENDER OFFER--Section 14. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.
 -------
 (a)(1)  Offer to Purchase.+
 (a)(2)  Letter of Transmittal.+
 (a)(3)  Letter to Company Shareholders.*+
 (a)(4)  Opinion of Wasserstein Perrella & Co., Inc., dated October 17, 1997
         (incorporated by reference to Schedule II to Purchaser's Tender Offer
         Statement on Schedule 14D-1, dated October 23, 1997).
 (a)(5)  Notice of Guaranteed Delivery (incorporated by reference to Exhibit
         (a)(3) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated
         October 23, 1997).
 (a)(6)  Letter from J.P. Morgan Securities Inc. to Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(4) to Purchaser's Tender Offer Statement on
         Schedule 14D-1, dated October 23, 1997).
 (a)(7)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
         Nominees to Clients (incorporated by reference to Exhibit (a)(5) to
         Purchaser's Tender Offer Statement on Schedule 14D-1, dated October
         23, 1997).

 EXHIBIT
   NO.
 -------
 (a)(8)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) to
         Purchaser's Tender Offer Statement on Schedule 14D-1, dated October
         23, 1997).
 (a)(9)  Summary Advertisement as published in The New York Times on October
         23, 1997 (incorporated by reference to Exhibit (a)(7) to Purchaser's
         Tender Offer Statement on Schedule 14D-1, dated October 23, 1997).
 (a)(10) Press Release issued by Parent and the Company on October 20, 1997
         (incorporated by reference to Exhibit B to Amendment No. 11 to the
         Schedule 13D of Parent et al. dated October 20, 1997).
 (a)(11) English translation of French-language Press Release published on
         October 20, 1997 (incorporated by reference to Exhibit C to Amendment
         No. 11 to the Schedule 13D of Parent et al. dated October 20, 1997).
 (a)(12) Press Release issued by the Parent on August 29, 1997 (incorporated by reference to Exhibit (a)(10) to Purchaser's Tender Offer Statement on
         Schedule 14D-1, dated October 23, 1997).
 (a)(13) Press Release issued by the Company on August 29, 1997 (incorporated by reference to Exhibit (a)(11) to Purchaser's Tender Offer Statement
         on Schedule 14D-1, dated October 23, 1997).
 (a)(14) Press Release issued by the Company on October 21, 1997 (incorporated by reference to Exhibit (a)(12) to Purchaser's Tender Offer Statement
         on Schedule 14D-1, dated October 23, 1997).
 (a)(15) Proposal Letter dated August 29, 1997 to Mr. Guinchard from Rexel S.A.
         (incorporated by reference to Exhibit (a)(14) to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated October 23, 1997).
 (c)(1)  Agreement and Plan of Merger, dated as of October 17, 1997, among
         Rexel, S.A., International Technical Distributors, Inc. and Rexel,
         Inc. (incorporated by reference to Schedule VI to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated October 23, 1997).
 (c)(2)  Pages 2 through 16 of the Proxy Statement, dated April 18, 1997, relating to the Company's 1997 Annual Meeting of Shareholders.+
 (c)(3)  Indemnification Agreement, dated October 8, 1997, between the Company and the members of the Special Committee.+
 (c)(4)  Form of Indemnification Agreement between the Company and directors and officers of the Company.+
 (c)(5)  Article NINTH of the Restated Certificate of Incorporation of the
         Company (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
 (c)(6)  Article IX of the Bylaws of the Company (incorporated by reference to
         Exhibit 3.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1993).
 (c)(7)  Purchase Agreement dated April 22, 1992 among Parent, Purchaser,
         Company and Southern Electrical Supply Company, Inc. (incorporated by reference to Exhibit 2 to the Initial Statement on Schedule 13D of
         Parent et al. dated November 25, 1992).
 (c)(8)  Investment Agreement dated November 12, 1992 among Parent, Purchaser and Company (incorporated by reference to Exhibit 4 to the Initial
         Statement on Schedule 13D of Parent et al. dated November 25, 1992).
 (c)(9)  Shareholders Agreement dated November 10, 1992 among Parent, Purchaser and Robert M. Merson (incorporated by references to Exhibit 5 to the
         Initial Statement on Schedule 13D of Parent et al. dated November 25,
         1992).
 (c)(10) Registration Rights Agreement dated November 12, 1992 between Parent and Company (incorporated by reference to Exhibit 6 to the Initial
         Statement on Schedule 13D of Parent et al. dated November 25, 1992).

EXHIBIT
  NO.
-------
(c)(11)  Purchase Agreement dated December 10, 1993 among Parent, Purchaser and Company
         (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D of Parent
         et al. dated June 24, 1994).
(c)(12)  Amendment No. 1 to Investment Agreement dated March 1, 1994 among Parent, Purchaser and Company (incorporated by reference to Exhibit 8 to Amendment No. 2 to Schedule
         13D of Parent et al. dated June 24, 1994).
(c)(13)  Services Agreement dated as of November 1, 1995 between Parent and Company
         (incorporated by reference to Exhibit 10.7 to Form 10-K of Company for 1995).
(c)(14)  Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Form
         10-K of Company for 1995).
(c)(15)  Complaint Filed in Appleby v. Rexel, Inc. et al. (Supreme Court of the State of New
         York, County of New York, filed August 29, 1997) (incorporated by reference to
         Exhibit (g)(1) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated
         October 23, 1997).
(c)(16)  Complaint Filed in 7547 Partners v. Chareyre et al. (Supreme Court of the State of
         New York, County of New York, filed August 29, 1997) (incorporated by reference to
         Exhibit (g)(2) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated
         October 23, 1997).
(c)(17)  Complaint Filed in Parnes v. Rexel S.A. et al. (Supreme Court of the State of New
         York, County of New York, filed September 2, 1997) (incorporated by reference to
         Exhibit (g)(3) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated
         October 23, 1997).
(c)(18)  Complaint Filed in Deital v. Chareyre. et al. (Supreme Court of the State of New
         York, County of New York, filed September 2, 1997) (incorporated by reference to
         Exhibit (g)(4) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated
         October 23, 1997).
(c)(19)  Complaint Filed in Shave v. Chareyre et al. (Supreme Court of the State of New York,
         County of New York, filed September 2, 1997) (incorporated by reference to Exhibit
         (g)(5) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated October 23,
         1997).
(c)(20)  Complaint Filed in Maurer and Rand v. Chareyre (Supreme Court of the State of New
         York, County of New York, filed September 3, 1997) (incorporated by reference to
         Exhibit (g)(6) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated
         October 23, 1997).
(c)(21)  Complaint Filed in Black v. Rexel, Inc. et al. (Supreme Court of the State of New
         York, County of New York, filed September 4, 1997) (incorporated by reference to
         Exhibit (g)(7) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated
         October 23, 1997).
(c)(22)  Complaint Filed in Tepper v. Chareyre et al. (Supreme Court of the State of New
         York, County of New York, filed September 12, 1997) (incorporated by reference to
         Exhibit (g)(8) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated
         October 23, 1997).

--------
* Included with Schedule 14D-9 mailed to shareholders.
+ Filed herewith.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Rexel, Inc.

                                          By:/s/ Gilles Guinchard
                                            ___________________________________
                                            Name:Gilles Guinchard
                                            Title:President and Chief
                                            Executive Officer

Dated: October 23, 1997

                                LIST OF EXHIBITS

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 (a)(1)  Offer to Purchase.+
 (a)(2)  Letter of Transmittal.+
 (a)(3)  Letter to Company Shareholders.*+
 (a)(4)  Opinion of Wasserstein Perrella & Co., Inc., dated October 17, 1997
         (incorporated by reference to Schedule II to Purchaser's Tender Offer
         Statement on Schedule 14D-1, dated October 23, 1997).
 (a)(5)  Notice of Guaranteed Delivery (incorporated by reference to Exhibit
         (a)(3) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated
         October 23, 1997).
 (a)(6)  Letter from J.P. Morgan Securities Inc. to Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(4) to Purchaser's Tender Offer Statement on
         Schedule 14D-1, dated October 23, 1997).
 (a)(7)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
         Nominees to Clients (incorporated by reference to Exhibit (a)(5) to
         Purchaser's Tender Offer Statement on Schedule 14D-1, dated October
         23, 1997).
 (a)(8)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) to
         Purchaser's Tender Offer Statement on Schedule 14D-1, dated October
         23, 1997).
 (a)(9)  Summary Advertisement as published in The New York Times on October
         23, 1997 (incorporated by reference to Exhibit (a)(7) to Purchaser's
         Tender Offer Statement on Schedule 14D-1, dated October 23, 1997).
 (a)(10) Press Release issued by Parent and the Company on October 20, 1997
         (incorporated by reference to Exhibit B to Amendment No. 11 to the
         Schedule 13D of Parent et al. dated October 20, 1997).
 (a)(11) English translation of French-language Press Release published on
         October 20, 1997 (incorporated by reference to Exhibit C to Amendment
         No. 11 to the Schedule 13D of Parent et al. dated October 20, 1997).
 (a)(12) Press Release issued by Parent on August 29, 1997 (incorporated by reference to Exhibit (a)(10) to Purchaser's Tender Offer Statement on
         Schedule 14D-1, dated October 23, 1997).
 (a)(13) Press Release issued by the Company on August 29, 1997 (incorporated by reference to Exhibit (a)(11) to Purchaser's Tender Offer Statement
         on Schedule 14D-1, dated October 23, 1997).
 (a)(14) Press Release issued by the Company on October 21, 1997 (incorporated by reference to Exhibit (a)(12) to Purchaser's Tender Offer Statement
         on Schedule 14D-1, dated October 23, 1997).
 (a)(15) Proposal Letter dated August 29, 1997 to Mr. Guinchard from Rexel S.A.
         (incorporated by reference to Exhibit (a)(14) to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated October 23, 1997).
 (c)(1)  Agreement and Plan of Merger, dated as of October 17, 1997, among
         Rexel, S.A., International Technical Distributors, Inc. and Rexel,
         Inc. (incorporated by reference to Schedule VI to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated October 23, 1997).
 (c)(2)  Pages 2 through 16 of the Proxy Statement, dated April 18, 1997, relating to the Company's 1997 Annual Meeting of Shareholders.+
 (c)(3)  Indemnification Agreement, dated October 8, 1997, between the Company and the members of the Special Committee.+
 (c)(4)  Form of Indemnification Agreement between the Company and directors and officers of the Company.+
 (c)(5)  Article NINTH of the Restated Certificate of Incorporation of the
         Company (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 (c)(6)  Article IX of the Bylaws of the Company (incorporated by reference to
         Exhibit 3.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 1993).
 (c)(7)  Purchase Agreement dated April 22, 1992 among Parent, Purchaser,
         Company and Southern Electrical Supply Company, Inc. (incorporated by reference to Exhibit 2 to the Initial Statement on Schedule 13D of
         Parent et al. dated November 25, 1992).
 (c)(8)  Investment Agreement dated November 12, 1992 among Parent, Purchaser and Company (incorporated by reference to Exhibit 4 to the Initial
         Statement on Schedule 13D of Parent et al. dated November 25, 1992).
 (c)(9)  Shareholders Agreement dated November 10, 1992 among Parent, Purchaser and Robert M. Merson (incorporated by references to Exhibit 5 to the
         Initial Statement on Schedule 13D of Parent et al. dated November 25,
         1992).
 (c)(10) Registration Rights Agreement dated November 12, 1992 between Parent and Company (incorporated by reference to Exhibit 6 to the Initial
         Statement on Schedule 13D of Parent et al. dated November 25, 1992).
 (c)(11) Purchase Agreement dated December 10, 1993 among Parent, Purchaser and
         Company (incorporated by reference to Exhibit 7 to Amendment No. 2 to
         Schedule 13D of Parent et al. dated June 24, 1992).
 (c)(12) Amendment No. 1 to Investment Agreement dated March 1, 1994 among
         Parent, Purchaser and Company (incorporated by reference to Exhibit 8 to Amendment No. 2 to Schedule 13D of Parent et al. dated June 24,
         1994).
 (c)(13) Services Agreement as of November 1, 1995 between Parent and Company
         (incorporated by reference to Exhibit 10.7 to Form 10-K of Company for
         1995).
 (c)(14) Form of Stock Option Agreement (incorporated by reference to Exhibit
         10.2 to Form 10-K of Company for 1995).
 (c)(15) Complaint Filed in Appleby v. Rexel, Inc. et al. (Supreme Court of the
         State of New York, County of New York, filed August 29, 1997)
         (incorporated by reference to Exhibit (g)(1) to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated October 23, 1997).
 (c)(16) Complaint Filed in 7547 Partners v. Chareyre et al. (Supreme Court of
         the State of New York, County of New York, filed August 29, 1997)
         (incorporated by reference to Exhibit (g)(2) to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated October 23, 1997).
 (c)(17) Complaint Filed in Parnes v. Rexel S.A. et al. (Supreme Court of the
         State of New York, County of New York, filed September 2, 1997)
         (incorporated by reference to Exhibit (g)(3) to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated October 23, 1997).
 (c)(18) Complaint Filed in Deital v. Chareyre. et al. (Supreme Court of the
         State of New York, County of New York, filed September 2, 1997)
         (incorporated by reference to Exhibit (g)(4) to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated October 23, 1997).
 (c)(19) Complaint Filed in Shave v. Chareyre et al. (Supreme Court of the
         State of New York, County of New York, filed September 2, 1997)
         (incorporated by reference to Exhibit (g)(5) to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated October 23, 1997).
 (c)(20) Complaint Filed in Maurer and Rand v. Chareyre (Supreme Court of the
         State of New York, County of New York, filed September 3, 1997)
         (incorporated by reference to Exhibit (g)(6) to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated October 23, 1997).
 (c)(21) Complaint Filed in Black v. Rexel, Inc. et al. (Supreme Court of the
         State of New York, County of New York, filed September 4, 1997)
         (incorporated by reference to Exhibit (g)(7) to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated October 23, 1997).

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

 EXHIBIT
   NO.                               DESCRIPTION
 -------                             -----------
 (c)(22) Complaint Filed in Tepper v. Chareyre et al. (Supreme Court of the
         State of New York, County of New York, filed September 12, 1997)
         (incorporated by reference to Exhibit (g)(8) to Purchaser's Tender
         Offer Statement on Schedule 14D-1, dated October 23, 1997).

--------
* Included with Schedule 14D-9 mailed to shareholders.
+ Filed herewith.


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